Dreyfus Premier Growth and Income Fund

ANNUAL REPORT September 30, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Growth and Income Fund, covering the 12-month period from October 1, 2006, through September 30, 2007.

An intensifying credit crisis over the summer of 2007 produced heightened turbulence in U.S. financial markets. As credit concerns spread from the sub-prime mortgage sector of the bond market to other areas of the financial markets, investors' appetite for risk shifted from ample to cautious. This change led to sharp stock market declines in July and early August. However, rate cuts from the Federal Reserve Board (the "Fed") in August and September seemed to restore investor confidence, and some equity market indices ended the reporting period near their all-time highs.

It appears that the downside risks to the U.S. economy have increased, with the housing recession and consumer slowdown likely to be more intense than previously expected. Plus, a weakening U.S. dollar and rising commodities and energy prices have given the Fed the daunting task of balancing both inflationary concerns and the risk of an economic slowdown simultaneously. In our view, we believe that the U.S. economy is still quite resilient and the Fed's recent actions are likely to continue to produce opportunities for some market sectors and additional challenges for others. Since each investor's situation is unique, we encourage you to talk about these investment matters with your financial advisor, who can help you make the right adjustments for your portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
October 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of October 1, 2006, through September 30, 2007, as provided by John B. Jares, CFA, Portfolio Manager

Fund and Market Performance Overview

Despite bouts of heightened volatility stemming from a summertime credit crisis and a slowing U.S. economy, large-cap stocks posted respectable returns for the reporting period due to generally healthy corporate earnings and robust global economic growth. The fund's performance was driven by our security selection strategy, which produced higher returns than the benchmark in seven of 10 market sectors.

For the 12-month period ended September 30, 2007, Dreyfus Premier Growth and Income Fund produced total returns of 15.43% for Class A shares, 14.46% for Class B shares, 14.54% for Class C shares, 14.69% for Class I shares and 14.58% for Class T shares.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which does not reflect fees and expenses like a mutual fund, produced a total return of 16.42% for the same period.[2] The Russell 1000 Growth Index, which more closely reflects the fund's current composition, returned 19.35% for the period.[3]

The Fund's Investment Approach

The fund seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk, by investing primarily in domestic and foreign stocks that may include common, preferred and convertible securities, including those issued in initial public offerings. When choosing stocks, we use a "growth" style of investing, searching for companies whose fundamental strengths suggest the potential for superior earnings growth over time. We use a consistent, "bottom-up" approach that emphasizes individual stock selection, and we perform qualitative and quantitative in-house research to determine whether a stock meets our investment criteria. Income is primarily generated from dividend-paying stocks.

Corporate Earnings and International Growth Supported Stock Prices

Stocks generally advanced during the reporting period as robust corporate earnings growth more than offset the negative effects of rising energy prices, slower U.S. economic growth and, later in the reporting period, a credit crisis that originated in the U.S. bond market's sub-prime mortgage sector. Numerous large-cap companies also benefited from greater pricing power amid moderate inflation, and a weak dollar in a robust global economy spurred demand for products and services from large, U.S.-based multinational companies.

The fund produced attractive absolute returns in this market environment, primarily due to the success of our security selection strategy in seven of 10 market sectors. The financials sector represented the top contributor to the fund's relative performance over the reporting period, as a substantially underweighted allocation to the sector helped shelter the fund from problems in the sub-prime mortgage market. In addition, the fund's security selection strategy in the financial sector resulted in relatively little mortgage exposure. Instead, we focused on companies, such as brokerage house Charles Schwab, which were better able to weather the financial sector's downturn. Schwab also benefited from strong asset inflows, falling telecommunications prices and a successful restructuring plan that reduced operational costs.

Conversely, an overweighted position in the information technology sector bolstered the fund's relative performance. Apple proved to be the fund's top individual performer during the reporting period, as its stock price was driven higher by the success of new products, such as the iPhone. Internet networking firm Cisco Systems benefited from a recovery in sales of a new generation of Internet infrastructure equipment, while computer hardware manufacturer Hewlett-Packard captured a larger share of the personal computer market. Strong performance by a number of health care companies also benefited the fund. For example, pharmaceutical developer Schering-Plough's stock price was supported by solid execution and adept management of costs.

Although energy stocks continued to gain value during the reporting period, the fund's underweighted allocation to energy companies prevented it from participating fully in the sector's strong performance. Favorable results from several of the fund's energy investments, such as Exxon Mobil and Schlumberger, were not enough to offset allocation-related weakness. The fund's relative performance also was undermined by its relatively light exposure to materials stocks, which continued to benefit from robust global demand for commodities.

Our security selection strategy produced more disappointing results among consumer discretionary stocks, erasing the benefits of under-weighted exposure to this sector. Retailers such as big-box electronic store Best Buy Company, home improvement chain The Home Depot, mass merchandiser Wal-Mart Stores and home goods outfitter Bed Bath & Beyond were hurt by the effects of declining housing prices on consumer spending.

Reviewing Allocations to Energy, Utilities and Materials Sectors

As of the reporting period's end, we have seen no evidence of a global economic slowdown, suggesting to us that robust international demand is likely to persist. Consequently, we intend to investigate opportunities in the energy, materials and industrials areas with an eye toward potentially bringing the fund's underweighted allocations in these areas closer to those of its benchmark. As always, we have continued to employ a bottom-up research process designed to identify companies that, in our judgment, have the potential to achieve superior earnings and revenue growth.

October 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. – Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The index does not take into account fees and expenses to which the fund is subject.*

[3] *SOURCE: LIPPER, INC. – Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is an unmanaged index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The index does not take into account fees and expenses to which the fund is subject.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus Premier Growth and Income Fund Class A shares, Class B shares, Class C shares and Class I shares and the Standard & Poor's 500 Composite Stock Price Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class I shares of Dreyfus Premier Growth and Income Fund on 9/30/97 to a $10,000 investment made on that date in the Standard & Poor's 500 Composite Stock Price Index (the "Index"). All dividends and capital gain distributions are reinvested. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class I shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of overall U.S. stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 9/30/07*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class A shares					
with maximum sales charge (5.75%)		8.80%	11.65%	3.14%	
without sales charge		15.43%	12.99%	3.76%	
Class B shares					
with applicable redemption charge †		10.46%	11.77%	3.27%	
without redemption		14.46%	12.02%	3.27%	
Class C shares					
with applicable redemption charge ††		13.54%	12.12%	3.00%	
without redemption		14.54%	12.12%	3.00%	
Class I shares		14.69%	12.29%	3.47%	
Class T shares					
with applicable sales charge (4.5%)	**2/1/00**	9.42%	11.06%	–	0.69%
without sales charge	**2/1/00**	14.58%	12.08%	–	1.30%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Growth and Income Fund from April 1, 2007 to September 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.82	$ 12.25	$ 11.89	$ 11.75	$ 12.30
Ending value (after expenses)	$1,093.90	$1,089.00	$1,090.10	$1,083.90	$1,088.20

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2007

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 7.54	$ 11.81	$ 11.46	$ 11.36	$ 11.86
Ending value (after expenses)	$1,017.60	$1,013.34	$1,013.69	$1,013.79	$1,013.29

† *Expenses are equal to the fund's annualized expense ratio of 1.49% for Class A, 2.34% for Class B, 2.27% for Class C, 2.25% for Class I and 2.35% for Class T, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2007

Common Stocks−99.8%	Shares	Value ($)
Consumer Discretionary−8.5%		
Best Buy	8,396	386,384
Gap	27,863	513,794
Home Depot	8,493	275,513
Nordstrom	6,268	293,907
Omnicom Group	5,816	279,691
PepsiCo	2,280	167,033
Starbucks	5,313 [a]	139,201
Urban Outfitters	12,939 [a]	282,070
Walt Disney	6,170	212,186
		2,549,779
Consumer Staples−12.7%		
Altria Group	5,552	386,030
Avon Products	10,375	389,374
Cadbury Schweppes, ADR	3,673	170,868
Colgate-Palmolive	3,434	244,913
Costco Wholesale	3,681	225,903
CVS	8,302	329,008
Kraft Foods, Cl. A	3,841	132,553
Procter & Gamble	8,992	632,497
Wal-Mart Stores	16,595	724,372
Whole Foods Market	11,555	565,733
		3,801,251
Energy−7.1%		
Chevron	3,401	318,266
Exxon Mobil	10,189	943,094
Halliburton	6,276	240,998
Schlumberger	3,668	385,140
Ultra Petroleum	3,791 [a]	235,194
		2,122,692
Exchange Traded Funds−2.1%		
iShares Russell 1000 Growth Index Fund	3,596	221,981
Powershares QQQ	4,681 [b]	240,650
Standard & Poor's Depository Receipts (Tr. Ser. 1)	1,146	174,857
		637,488

Common Stocks (continued)	Shares	Value ($)
Financial−9.3%		
American International Group	3,192	215,939
Charles Schwab	23,389	505,202
Citigroup	9,657	450,692
CME Group	662	388,826
Goldman Sachs Group	1,322	286,530
Morgan Stanley	4,040	254,520
State Street	3,107	211,773
Unum Group	19,231	470,583
		2,784,065
Health Care−14.8%		
Allergan	7,760	500,287
Amylin Pharmaceuticals	9,430 ᵃ	471,500
Covance	2,287 ᵃ	178,157
Eli Lilly & Co.	2,834	161,340
Genentech	4,829 ᵃ	376,759
Gilead Sciences	11,171 ᵃ	456,559
Johnson & Johnson	2,316	152,161
Medtronic	5,767	325,316
Merck & Co.	4,663	241,030
Pfizer	8,817	215,399
Pharmaceutical Product Development	8,454	299,610
Schering-Plough	12,470	394,426
Thermo Fisher Scientific	11,644 ᵃ	672,092
		4,444,636
Industrial−6.4%		
Canadian National Railway	4,556	259,692
FedEx	1,981	207,510
General Electric	23,567	975,674
Waste Management	12,474	470,769
		1,913,645
Information Technology−20.8%		
Adobe Systems	13,688 ᵃ	597,618
Autodesk	3,345 ᵃ	167,150

Common Stocks (continued)	Shares	Value ($)
Information Technology (continued)		
Automatic Data Processing	5,010	230,109
Broadcom, Cl. A	12,297 a	448,103
Cisco Systems	31,171 a	1,032,072
Corning	13,502	332,824
eBay	10,865 a	423,952
EMC/Massachusetts	16,358 a	340,246
Hewlett-Packard	14,076	700,844
Juniper Networks	11,443 a	418,928
KLA-Tencor	5,168	288,271
Marvell Technology Group	25,094 a	410,789
Maxim Integrated Products	9,723	285,370
SanDisk	7,864 a	433,306
Symantec	7,337 a	142,191
		6,251,773
Materials−1.3%		
E.I. du Pont de Nemours & Co.	5,010	248,296
Ecolab	3,241	152,975
		401,271
Technology Software & Services−16.8%		
Apple	7,789 a	1,195,923
Electronic Arts	10,820 a	605,812
Google, Cl. A	825 a	467,998
Intersil, Cl. A	7,329	245,008
MEMC Electronic Materials	3,855 a	226,905
Microsoft	43,028	1,267,605
Molex	5,266	141,813
Texas Instruments	14,656	536,263
Yahoo!	13,202 a	354,342
		5,041,669
Total Common Stocks		
(cost $25,322,064)		**29,948,269**

Investment of Cash Collateral for Securities Loaned—.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $248,093)	248,093 c	**248,093**
Total Investments (cost $25,570,157)	**100.6%**	**30,196,362**
Liabilities, Less Cash and Receivables	**(.6%)**	**(188,245)**
Net Assets	**100.0%**	**30,008,117**

ADR—American Depository Receipts

a   *Non-income producing security.*

b   *All or a portion of this security is on loan. At September 30, 2007, the total market value of the fund's security on loan is $240,650 and the total market value of the collateral held by the fund is $248,093.*

c   *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Information Technology	20.8	Energy	7.1
Technology Software & Services	16.8	Industrial	6.4
Health Care	14.8	Exchange Traded Funds	2.1
Consumer Staples	12.7	Materials	1.3
Financial	9.3	Money Market Investment	.8
Consumer Discretionary	8.5		**100.6**

†   *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $240,650)–Note 1(b):		
Unaffiliated issuers	25,322,064	29,948,269
Affiliated issuers	248,093	248,093
Receivable for investment securities sold		780,115
Dividends and interest receivable		21,706
Receivable for shares of Common Stock subscribed		7,040
Prepaid expenses		22,114
		31,027,337
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		38,777
Cash overdraft due to Custodian		63,902
Payable for investment securities purchased		379,969
Liability for securities on loan–Note 1(b)		248,093
Bank note payable–Note 2		180,000
Payable for shares of Common Stock redeemed		44,320
Interest payable–Note 2		1,463
Accrued expenses		62,696
		1,019,220
Net Assets ($)		**30,008,117**
Composition of Net Assets ($):		
Paid-in capital		23,601,024
Accumulated net realized gain (loss) on investments		1,780,888
Accumulated net unrealized appreciation (depreciation) on investments		4,626,205
Net Assets ($)		**30,008,117**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	26,070,057	2,129,394	1,679,242	6,059	123,365
Shares Outstanding	1,209,264	107,441	84,107	286.129	6,098
Net Asset Value Per Share ($)	**21.56**	**19.82**	**19.97**	**21.18**	**20.23**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2007

Investment Income ($):	
Income:	
Cash dividends (net of $2,417 foreign taxes withheld at source):	
Unaffiliated issuers	457,491
Affiliated issuers	19,725
Income from securities lending	1,371
Total Income	**478,587**
Expenses:	
Management fee–Note 3(a)	231,230
Shareholder servicing costs–Note 3(c)	140,348
Registration fees	53,439
Distribution fees–Note 3(b)	35,600
Prospectus and shareholders' reports	24,501
Auditing fees	16,956
Custodian fees–Note 3(c)	10,235
Directors' fees and expenses–Note 3(d)	3,044
Interest expense–Note 2	1,463
Loan commitment fees–Note 2	45
Miscellaneous	13,455
Total Expenses	**530,316**
Investment (Loss)–Net	**(51,729)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,944,123
Net unrealized appreciation (depreciation) on investments	2,496,216
Net Realized and Unrealized Gain (Loss) on Investments	**4,440,339**
Net Increase in Net Assets Resulting from Operations	**4,388,610**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2007[a]	2006
Operations ($):		
Investment (loss)−net	(51,729)	(15,731)
Net realized gain (loss) on investments	1,944,123	4,590,575
Net unrealized appreciation (depreciation) on investments	2,496,216	(1,690,951)
Net Increase (Decrease) in Net Assets Resulting from Operations	**4,388,610**	**2,883,893**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	−	(176,685)
Class I shares	−	(47)
Class T shares	−	(1,680)
Net realized gain on investments:		
Class A shares	(1,354,064)	−
Class B shares	(188,040)	−
Class C shares	(95,571)	−
Class I shares	(806)	−
Class T shares	(11,237)	−
Total Dividends	**(1,649,718)**	**(178,412)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,433,187	2,241,922
Class B shares	238,027	302,759
Class C shares	254,703	75,785
Class I shares	9,003	6,000
Class T shares	29,964	41,297

	Year Ended September 30,	
	2007[a]	2006
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	1,220,838	157,860
Class B shares	160,391	–
Class C shares	76,543	–
Class I shares	806	47
Class T shares	11,237	1,680
Cost of shares redeemed:		
Class A shares	(5,201,361)	(6,428,625)
Class B shares	(2,157,739)	(2,564,788)
Class C shares	(505,568)	(519,805)
Class I shares	(16,525)	(2,414)
Class T shares	(290,444)	(23,142)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(3,736,938)**	**(6,711,424)**
Total Increase (Decrease) in Net Assets	**(998,046)**	**(4,005,943)**
Net Assets ($):		
Beginning of Period	31,006,163	35,012,106
End of Period	**30,008,117**	**31,006,163**

| | | Year Ended September 30, |
	2007 [a]	2006
Capital Share Transactions:		
Class A [b]		
Shares sold	119,865	120,261
Shares issued for dividends reinvested	61,699	8,490
Shares redeemed	(254,604)	(346,725)
Net Increase (Decrease) in Shares Outstanding	**(73,040)**	**(217,974)**
Class B [b]		
Shares sold	12,681	17,584
Shares issued for dividends reinvested	8,755	–
Shares redeemed	(114,612)	(146,585)
Net Increase (Decrease) in Shares Outstanding	**(93,176)**	**(129,001)**
Class C		
Shares sold	13,631	4,395
Shares issued for dividends reinvested	4,151	–
Shares redeemed	(26,447)	(29,649)
Net Increase (Decrease) in Shares Outstanding	**(8,665)**	**(25,254)**
Class I		
Shares sold	450	323
Shares issued for dividends reinvested	41	3
Shares redeemed	(821)	(129)
Net Increase (Decrease) in Shares Outstanding	**(330)**	**197**
Class T		
Shares sold	1,567	2,336
Shares issued for dividends reinvested	601	95
Shares redeemed	(14,944)	(1,326)
Net Increase (Decrease) in Shares Outstanding	**(12,776)**	**1,105**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *During the period ended September 30, 2007, 48,691 Class B shares representing $921,625 were automatically converted to 45,200 Class A shares and during the period ended September 30, 2006, 58,143 Class B shares representing $1,015,818 were automatically converted to 54,290 Class A shares.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended September 30,				
Class A Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	19.69	18.09	16.49	15.05	12.44
Investment Operations:					
Investment income (loss)−net[a]	(.01)	.20	.13	.02	.01
Net realized and unrealized gain (loss) on investments	2.95	1.52	1.49	1.42	2.60
Total from Investment Operations	2.94	1.72	1.62	1.44	2.61
Distributions:					
Dividends from investment income−net	–	(.12)	(.02)	–	–
Dividends from net realized gain on investments	(1.07)	–	–	–	–
Total Distributions	(1.07)	(.12)	(.02)	–	–
Net asset value, end of period	21.56	19.69	18.09	16.49	15.05
Total Return (%)[b]	15.43	9.56	9.83	9.57	20.98
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.59	1.81	1.61	1.55	1.55
Ratio of net expenses to average net assets	1.59	1.81	1.61	1.55	1.55
Ratio of net investment income (loss) to average net assets	(.04)	.11	.71	.14	.04
Portfolio Turnover Rate	70.44	120.00	77.97	44.78	35.00
Net Assets, end of period ($ x 1,000)	26,070	25,253	27,137	30,924	30,298

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

Class B Shares	Year Ended September 30,				
	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	18.33	16.87	15.51	14.27	11.91
Investment Operations:					
Investment (loss)–net [a]	(.16)	(.11)	(.01)	(.11)	(.11)
Net realized and unrealized gain (loss) on investments	2.72	1.57	1.39	1.35	2.47
Total from Investment Operations	2.56	1.46	1.38	1.24	2.36
Distributions:					
Dividends from investment income–net	–	–	(.02)	–	–
Dividends from net realized gain on investments	(1.07)	–	–	–	–
Total Distributions	(1.07)	–	(.02)	–	–
Net asset value, end of period	19.82	18.33	16.87	15.51	14.27
Total Return (%)[b]	14.46	8.66	8.93	8.69	19.82
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.43	2.61	2.43	2.39	2.41
Ratio of net expenses to average net assets	2.43	2.61	2.43	2.39	2.41
Ratio of net investment (loss) to average net assets	(.88)	(.66)	(.08)	(.71)	(.84)
Portfolio Turnover Rate	70.44	120.00	77.97	44.78	35.00
Net Assets, end of period ($ x 1,000)	2,129	3,677	5,560	7,643	9,611

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended September 30,				
Class C Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	18.45	16.96	15.59	14.33	11.94
Investment Operations:					
Investment (loss)−net[a]	(.15)	(.11)	(.01)	(.10)	(.10)
Net realized and unrealized gain (loss) on investments	2.74	1.60	1.40	1.36	2.49
Total from Investment Operations	2.59	1.49	1.39	1.26	2.39
Distributions:					
Dividends from investment income−net	−	−	(.02)	−	−
Dividends from net realized gain on investments	(1.07)	−	−	−	−
Total Distributions	(1.07)	−	(.02)	−	−
Net asset value, end of period	19.97	18.45	16.96	15.59	14.33
Total Return (%)[b]	14.54	8.79	8.92	8.79	20.02
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.36	2.58	2.38	2.26	2.30
Ratio of net expenses to average net assets	2.36	2.58	2.38	2.26	2.30
Ratio of net investment (loss) to average net assets	(.80)	(.66)	(.06)	(.59)	(.72)
Portfolio Turnover Rate	70.44	120.00	77.97	44.78	35.00
Net Assets, end of period ($ x 1,000)	1,679	1,711	2,002	2,261	2,700

[a]   *Based on average shares outstanding at each month end.*
[b]   *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended September 30,				
Class I Shares	2007[a]	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	19.48	17.89	16.58	15.23	12.58
Investment Operations:					
Investment income (loss)−net[b]	(.05)	(.01)	(.14)	.03	.02
Net realized and unrealized gain (loss) on investments	2.82	1.69	1.45	1.32	2.63
Total from Investment Operations	2.77	1.68	1.31	1.35	2.65
Distributions:					
Dividends from investment income−net	−	(.09)	−	−	−
Dividends from net realized gain on investments	(1.07)	−	−	−	−
Total Distributions	(1.07)	(.09)	−	−	−
Net asset value, end of period	21.18	19.48	17.89	16.58	15.23
Total Return (%)	14.69	9.44	7.90	8.86	21.06
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.06	1.89	2.83	1.40	1.47
Ratio of net expenses to average net assets	2.06	1.89	2.83	1.40	1.47
Ratio of net investment income (loss) to average net assets	(.27)	(.03)	(.75)	.17	.11
Portfolio Turnover Rate	70.44	120.00	77.97	44.78	35.00
Net Assets, end of period ($ x 1,000)	6	12	7	1	37

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended September 30,				
Class T Shares	2007	2006	2005	2004	2003
Per Share Data ($):					
Net asset value, beginning of period	18.67	17.21	15.76	14.52	12.16
Investment Operations:					
Investment income (loss)–net [a]	(.11)	(.07)	.01	(.12)	(.11)
Net realized and unrealized gain (loss) on investments	2.74	1.63	1.44	1.36	2.47
Total from Investment Operations	2.63	1.56	1.45	1.24	2.36
Distributions:					
Dividends from investment income–net	–	(.10)	–	–	–
Dividends from net realized gain on investments	(1.07)	–	–	–	–
Total Distributions	(1.07)	(.10)	–	–	–
Net asset value, end of period	20.23	18.67	17.21	15.76	14.52
Total Return (%) [b]	14.58	9.07	9.20	8.54	19.41
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.17	2.31	2.17	2.42	2.32
Ratio of net expenses to average net assets	2.17	2.31	2.17	2.42	2.32
Ratio of net investment income (loss) to average net assets	(.59)	(.42)	.05	(.72)	(.74)
Portfolio Turnover Rate	70.44	120.00	77.97	44.78	35.00
Net Assets, end of period ($ x 1,000)	123	352	306	196	188

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Premier Growth and Income Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Equity Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering one series, the fund. The fund's investment objective is long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 50 million shares of $1.00 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund will no longer offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of September 30, 2007, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 63 of the outstanding Class I shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At September 30, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $1,433,048, undistributed capital gains $398,729 and unrealized appreciation $4,575,316.

The tax characters of distributions paid to shareholders during the fiscal periods ended September 30, 2007 and September 30, 2006 were as follows: ordinary income $56,118 and $178,412 and long-term capital gains $1,593,600 and $0, respectively.

During the period ended September 30, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for net operating losses, the fund increased accumulated undistributed investment income-net by $51,729 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended September 30, 2007 was approximately $26,400, with a related weighted average annualized interest rate of 5.54%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended September 30, 2007, the Distributor retained $3,048 and $19 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $9,618 and $40 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2007, Class B, Class C and Class T shares were charged $22,262, $12,848 and $490, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at the annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2007, Class A, Class B, Class C and Class T shares were charged $64,855, $7,421, $4,283 and $490, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2007, the fund was charged $36,202 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2007, the fund was charged $10,235 pursuant to the custody agreement.

During the period ended September 30, 2007, the fund was charged $4,579 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $18,194, Rule 12b-1 distribution plan fees $2,330, shareholder services plan fees $6,063, custodian fees $3,816, chief compliance officer fees $2,411 and transfer agency per account fees $5,963.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2007, amounted to $21,344,603and $26,000,804, respectively.

At September 30, 2007, the cost of investments for federal income tax purposes was $25,621,046; accordingly, accumulated net unrealized appreciation on investments was $4,575,316, consisting of $5,089,097 gross unrealized appreciation and $513,781 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Growth and Income Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Growth and Income Fund (one of the Funds comprising Dreyfus Premier Equity Funds, Inc.) as of September 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Growth and Income Fund at September 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
November 13, 2007

For federal tax purposes, the fund hereby designates $1.0365 per share as a long-term capital gain distribution and $.0365 per share as a short-term capital gain distribution of the $1.0730 per share paid on December 13, 2006. Also the fund hereby designates 29.47% of the ordinary dividends paid during the fiscal year ended September 30, 2007 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $56,118 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns.

Joseph S. DiMartino (63)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 163

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 65

David P. Feldman (67)
Board Member (1994)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 49

James F. Henry (76)
Board Member (1968)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 40

Ehud Houminer (67)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Gloria Messinger (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 40

Dr. Martin Peretz (68)
Board Member (1968)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Adviser
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 40

——————————

Anne Wexler (77)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
- Wilshire Mutual Funds (5 funds), Director
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 49

——————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Rosalind G. Jacobs, Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

Dreyfus Premier
Growth and Income Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: PEGAX | Class B: PEGBX | Class C: DGICX |
| | Class I: DRERX | Class T: DGITX | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0320AR0907